Exhibit 10.2

SOC TELEMED

1768 Business Center Drive, Suite 100, Reston, Virginia 20190

October 23, 2020

Hai Tran

Re:	LETTER AGREEMENT

Dear Hai:

This Letter Agreement (the “Agreement”) between you (referred to hereinafter as the “Executive”) and Specialists On Call, Inc., a Delaware corporation d/b/a SOC Telemed (the “Company”), sets forth updated terms with respect to that certain Stock Option Grant Notice between you and the Company dated June 7, 2018, with respect to 977,565 option shares, and that certain Stock Option Grant Notice between you and the Company dated June 7, 2018, with respect to 418,956 option shares (collectively, the “Options,” and such grant notices and accompanying option agreements, the “Option Agreements”), each granted under the Company’s 2014 Equity Incentive Plan (the “Plan”).

RECITALS

WHEREAS, pursuant to their respective Option Agreements, each Option “will vest, if ever, only and fully upon a Change in Control and only if the Optionholder remains in Continuous Service with the Company through the date of such Change of Control.”

NOW, THEREFORE, regardless of whether the transactions contemplated by that certain Agreement and Plan of Merger by and among Healthcare Merger Corp., Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and the Company, dated as of July 29, 2020 (collectively, the “Transaction”), will constitute a Change in Control (as defined in the Option Agreements) for purposes of the Options, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

1. Amendment. The section of each Option entitled “Vesting Schedule” is hereby amended by replacing it in its entirety with the following new section entitled “Vesting Schedule”:

“The Option will vest in full on November 15, 2021, subject to Optionholder’s Continuous Service on such vesting date; provided, that if Optionholder’s services are terminated by the Company without Cause prior thereto and Optionholder executes and does not revoke a general waiver and release of claims in a form reasonably satisfactory to the Company within sixty (60) days after such termination, then vesting shall accelerate in full with respect to the Option.”

2. Supplemental Award. In the event the Transaction constitutes a Change in Control (as defined in the Plan) with respect to the Company, then on November 15, 2021, Executive shall be issued (x) a cash award equal to Two Million Dollars ($2,000,000); (y) subject to the approval of the Board of Directors (or appropriate committee thereof) (the “Board”) of the publicly-held corporation surviving the Transaction (“Parent”), an equity award with respect to Class A common stock of Parent with a value equal to Two Million Dollars ($2,000,000); or (z) any combination of the foregoing (collectively, the “Supplemental Award”), subject to Executive’s continuous service on such date; provided, that if Executive’s services are terminated without Cause prior thereto and Executive executes and does not revoke a general waiver and release of claims in a form reasonably satisfactory to the Company within sixty (60) days after such termination, then on November 15, 2021, Executive will be deemed to be in continuous service notwithstanding such termination. In the event the Transaction does not constitute a Change in Control (as defined in the Plan) with respect to the Company, as reasonably determined by the Board in good faith, this Section 2 will be null and void ab initio and of no further force or effect.

3. “Cause” Defined.

(a) For purpose of the Options, “Cause” shall mean subclauses (i) through (iv) of clause (b) below.

(b) For purposes of the Supplemental Award, “Cause” shall mean Executive’s (i) willful failure to reasonably and substantially perform Executive’s duties (other than as a result of physical or mental illness or injury); (ii) willful misconduct, intentional misrepresentation or gross negligence which causes injury (or, in the case of willful misconduct, significant injury) to Parent or any of its affiliates (whether financially, reputationally or otherwise); (iii) commission of an act of fraud, embezzlement, misappropriation or a breach by Executive of Executive’s fiduciary duty or duty of loyalty to Parent or its affiliates; (iv) indictment, receipt of a charge or conviction for (or plea of guilty or nolo contendere with respect to) any felony or any crime involving dishonesty or moral turpitude; (v) unlawful use (including being under the influence) or possession of illegal drugs on Parent’s premises; (vi) breach by Executive of the material terms of any agreement with Parent or any affiliate or any material Company policies (including without limitation any improper disclosure of confidential data and breach of any policy related to sexual harassment, assault or fraternization); or (vii) failure of cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Parent to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(c) Notwithstanding the foregoing, for purposes of both the Options and the Supplemental Award (as applicable), the Company may not terminate Executive’s employment for Cause under subclauses (i), (ii) or (vi) of clause (b) unless (i) the Company or the Board has provided notice to Executive setting forth in reasonable detail the specific conduct purporting to constitute Cause within ninety (90) days of the date the Company or the Board first becomes aware of its existence, (ii) Executive has failed to cure such conduct (if capable of cure) within seven (7) days following the date of receipt of such notice, and (iii) the Board or the Company has terminated Executive’s employment within thirty (30) days following such failure to cure.

4. Change in Control. In the event of a Change in Control (as defined in the 2020 Equity Incentive Plan of Parent, as in effect from time to time) with respect to Parent following the Transaction but prior to November 15, 2021 (a “Subsequent Change in Control”), the Options and, if the Transaction constituted a Change in Control (as defined in the Plan) with respect to the Company, the Supplemental Payment, shall become vested in full, subject to Executive continuing to provide services to the Company and its affiliates as of such Subsequent Change in Control.

5. Not an Employment Contract. Nothing in this Agreement is intended to constitute a contract for employment between Executive and the Company or any of its affiliates.

6. Section 409A. The payments provided pursuant to this Agreement are intended to be exempt from or comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code,” and such section, “Section 409A”) so that no payments provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A. Notwithstanding anything to the contrary herein, to the extent necessary to prevent the imposition of taxes or penalties under Section 409A, in the event that the Supplemental Award could be paid in either of two calendar years as a result of the timing of the release referenced above, the Supplemental Award will be paid in the second such calendar year.

7. Golden Parachute.

(a) Anything in this Agreement to the contrary notwithstanding, if any payment or benefit Executive would receive from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax; or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment. Any reduction made pursuant to this Section 6(a) shall be made in accordance with the following order of priority: (i) stock options whose exercise price exceeds the fair market value of the optioned stock (“Underwater Options”) (ii) Full Credit Payments (as defined below) that are payable in cash, (iii) non-cash Full Credit Payments that are taxable, (iv) non-cash Full Credit Payments that are not taxable, (v) Partial Credit Payments (as defined below) and (vi) non-cash employee welfare benefits. In each case, reductions shall be made in reverse chronological order such that the payment or benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first payment or benefit to be reduced (with reductions made pro-rata in the event payments or benefits are owed at the same time). “Full Credit Payment” means a payment, distribution or benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, that if reduced in value by one dollar reduces the amount of the parachute payment (as defined in Section 280G of the Code) by one dollar, determined as if such payment, distribution or benefit had been paid or distributed on the date of the event triggering the excise tax. “Partial Credit Payment” means any payment, distribution or benefit that is not a Full Credit Payment.

(b) A nationally recognized certified public accounting firm selected by the Company (the “Accounting Firm”) shall perform the foregoing calculations related to the Excise Tax. If a reduction is required pursuant to Section 6(a), the Accounting Firm shall administer the ordering of the reduction as set forth in Section 6(a). The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The Accounting Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered. Any good faith determinations of the Accounting Firm made hereunder shall be final, binding, and conclusive upon Executive and the Company.

(d) Notwithstanding anything to the contrary in Section 6(a), if any Payment that would be otherwise reduced pursuant to Section 6(a) would not be so reduced if the stockholder approval requirements of Section 280G(b)(5) of the Code are capable of being satisfied, the Company will use its reasonable best efforts to cause such payments to be timely submitted for such approval in accordance with such requirements.

8. Miscellaneous Provisions.

(a) Arbitration. Any arbitration provisions set forth in any employment agreement in effect from time to time between Executive and the Company or its affiliates shall apply to this Agreement mutatis mutandis as if set forth fully herein.

(b) Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other deductions required to be withheld by law.

(c) Choice of Law and Severability. This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Virginia, without giving effect to provisions governing the choice of law. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any applicable jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(d) No Assignment. This Agreement and all of Executive’s rights and obligations hereunder are personal to Executive and may not be transferred or assigned by Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer to such entity of all or a substantial portion of the Company’s assets.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.

Specialists on Call, Inc.

By:	/s/ Paul Ricci
Paul Ricci
Interim Chief Executive Officer

HAI TRAN

/s/ Hai Tran

Dated:	October 23, 2020

[Signature Page to Hai Tran Letter Agreement]